April 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Rise Gold Corp. – Request for Acceleration of Effective Date

Registration Statement on Form S-1

File No. 333-230927

Acceleration Request

Requested Date:   April 26, 2019

Requested Time:  4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, we hereby request that the Registration Statement on Form S-1 (File No. 333-230927) of Rise Gold Corp. be declared effective at 4:30 p.m. Eastern Time on Friday, April 26, 2019, or as soon thereafter as practicable. We respectfully request that you notify Brad Wiggins of SecuritiesLawUSA, PC of such effectiveness by telephone at (661) 713-6843.

Please contact Mr. Wiggins if you have any questions with respect to this request. Thank you.

Sincerely,

Rise Gold Corp.

By: /s/ Benjamin W. Mossman

       Benjamin W. Mossman

       Chief Executive Officer